DWS Distributors, Inc.

(A Wholly Owned Subsidiary of DWS Investment Management Americas, Inc.)

Financial Statements and Schedules

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

These Financial Statements and Schedules should be deemed
Confidential Pursuant to Subparagraph (e)(3) of Rule 17a-5
under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47765

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DWS Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 South Riverside Plaza
(No. and Street)

Chicago	IL	60606-5808
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rheeza Ramos	(212) 454-8617	rheeza.ramos@db.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Two Manhattan West, 375 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Rheeza Ramos_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____DWS Distributors, Inc____, as of ____December 31____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Monica Pelaez-McGinley
Notary Public, State of New York
Reg. No. 02PE0025281
Qualified in Westchester County
Commission Expires May 29, 2028

Monica Peláez-McGinley

Signature: *[signature]*

Title: Finance and Operations Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
DWS Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DWS Distributors, Inc. (the Company) as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §



KPMG

240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.



KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
March 25, 2026

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of

DWS Investment Management Americas, Inc.)
Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	19,292,422
Time Deposits		25,000,000
Administrative, service and distribution fees receivable		3,405,240
Commissions receivable		12,983
Receivable from affiliates		14,292,458
Income tax receivable		218,259
Deferred tax asset, net		2,357,703
Other assets		918,155
Total assets	$	65,497,220

Liabilities and Stockholder's Equity

Administrative, service and distribution fees payable	$	4,491,290
Payable to affiliates		4,813,118
Income tax payable		1,285,494
Compensation payable		11,432,343
Accounts payable and accrued expenses		5,616,319
Total liabilities		27,638,564
Stockholder's equity:		
Common stock:		
Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares		1,000
Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares		10
Paid-in capital		11,990,506
Retained earnings		25,867,140
Total stockholder's equity		37,858,656
Total liabilities and stockholder's equity	$	65,497,220

See accompanying notes to financial statements.


DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)
Statement of Income
For the year ended December 31, 2025


Revenues:		
Administrative, service and distribution fees	$	19,431,710
Fees for services provided to affiliates		107,190,598
Commissions		235,177
Other income		1,580,478
Total revenues		128,437,963
Expenses:		
Compensation and benefits		39,579,756
Administrative, service and distribution fees		37,589,576
Services provided by affiliates		19,909,917
Commissions		7,474,789
Sales expenses		3,102,801
Travel and entertainment		1,959,055
Communications		2,471,010
Professional fees		627,855
Other expenses		4,740,519
Total expenses		117,455,278
Income before income taxes		10,982,685
Income tax expense		2,947,110
Net income	$	8,035,575

See accompanying notes to financial statements.

DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)
Statement of Changes in Stockholder's Equity

Year ended December 31, 2025

	Class A common stock	Class B common stock	Paid-in capital	Retained earnings	Total
Balance at December 31, 2024	$ 1,000	10	11,992,567	17,831,565	29,825,142
Net income	—	—	—	8,035,575	8,035,575
Shared-based compensation, net	—	—	(2,061)	—	(2,061)
Balance at December 31, 2025	$ 1,000	10	11,990,506	25,867,140	37,858,656

See accompanying notes to financial statements.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)
Statement of Cash Flows
Year ended December 31, 2025

Cash flows from operating activities:		
Net income	$	8,035,575
Adjustments to reconcile net income to net cash used in operating activities:		
Shared-based compensation, net		(2,061)
(Increase) decrease in operating assets:		
Administrative, service and distribution fees receivable		134,393
Commissions receivable		(80)
Receivable from affiliates		(3,798,419)
Income tax receivable		(49,643)
Deferred tax asset, net		1,357,036
Other assets		206,590
Increase (decrease) in operating liabilities:		
Administrative, service and distribution fees payable		(2,011,901)
Payable to affiliates		(1,582,353)
Income tax payable		(2,453,961)
Compensation payable		(3,406,841)
Accounts payable and accrued expenses		3,099,538
Net cash used in operating activities		(472,127)
Cash flows from investing activities:		
Purchase of time deposit		(50,000,000)
Maturity of time deposit		25,000,000
Net cash used in investing activities		(25,000,000)
Net decrease in cash and cash equivalents		(25,472,127)
Cash and cash equivalents at beginning of year		44,764,549
Cash and cash equivalents at end of year	$	19,292,422
Supplemental disclosure on cash flow information:		
Income taxes paid	$	4,096,574
Income tax paid to major jurisdictions:		
Federal	$	3,346,419
New York City		374,432
New York State		210,719

See accompanying notes to financial statements.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

(1) Organization and Business

DWS Distributors, Inc. (the Company) is a wholly owned subsidiary of DWS Investment Management Americas, Inc. ("DIMA or the Parent"). DIMA is a wholly owned subsidiary of DWS USA Corporation ("DWS USA"). DWS USA is a wholly owned subsidiary of DWS Group GmbH & Co. KGaA ("DWS Group"), a publicly traded company on the Frankfurt Stock Exchange, which is majority–owned by Deutsche Bank AG ("the Bank"). The Company was incorporated in Delaware on September 20, 1994. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

(b) Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on the Company's best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

(c) Foreign Currency Translation

The functional currency of the Company is U.S. dollar. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. Revenues and expenses are translated into U.S. dollar equivalent using the average rates of exchange for the period. Gains and losses resulting from translation to U.S. dollar equivalents are reflected on the statement of income as a part of other expenses.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

(d)   Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash or short term, highly liquid securities and interest earning deposits with original maturities of three months or less.

(e)   Time Deposits

Time deposits are held to maturity and defined by the Company as short-term, highly liquid securities or deposits with original maturities of greater than three months. Time deposits are recorded at cost, which approximates fair value. As of December 31, 2025, time deposit amounted to $25 million, which is classified as a level 2 security investment in the ASC 820, *Fair Value Measurements* hierarchy.

(f)   Common Stock

The Company has two classes of common stock. The Parent holds all Class A voting shares and Class B non-voting shares.

(g)   Share-Based Compensation

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with Accounting Standards Codification (ASC) Topic 718, *Stock Compensation* and is recorded in the statement of income of the Company.

Awards were granted by DWS Group to selected employees of the Company. Both awards (DWS Equity Plan and DWS Stock Appreciation Rights (SAR) Plan) are considered as cash settled but equity-linked plans. All employees who are offered the DWS Equity Plan are subject to performance conditions and forfeiture provisions which need to be met for each tranche to be eligible for settlement. In case such performance conditions are not met, the tranche will lapse. Employees who are offered the DWS SAR Plan awards are also subject to specific performance and forfeiture provisions, as applicable under the SAR Plan.

Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches and is recorded in the statement of income of the Company. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period is accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

(h)   *Administrative, Service and Distribution Fees Income and Expense*

The Company pays 12b-1 distribution fees to cover distribution expenses and shareholder service expenses for the funds. 12b-1 distribution fees include fees paid for sales and marketing expenses. Some 12b-1 plans also authorize and include shareholder service fees, which are fees paid to persons to respond to investor inquiries and provide investors with information about their investments.

The Company earns administrative service fees (some of which are under 12b-1 plans) and 12b-1 distribution fees from Class C and R mutual fund shares and various classes of money market fund shares. The Administrative Service Fee ("ASF") is for certain funds that have entered into shareholder services agreements with the Company to provide post-sale administrative services to investors. The agreements apply to the Class A, C and R shares of the funds. Under these agreements, the applicable classes pay the Company an ASF at an annual rate that varies among the classes. While the ASF payments for the Class A, C and R shares are covered by Rule 12b-1 plans, the ASF is paid for post-sale administrative services and not for distribution services. Revenue from administrative service and 12b-1 distribution fees is recognized when earned and expenses are recognized when incurred.

(i)   *Commissions Revenue*

The Company earns commission revenue for the distribution of Class A mutual fund shares sold with a front-end load. Revenue is recognized on the date which shares or notes are sold.

(j)   *Commissions Expense*

Commission expense represents amounts paid to broker-dealers for the sale of Class A, B, C, and R mutual fund shares. Expenses are recognized when incurred.

(k)   *Income Taxes*

The results of the Company are included in the consolidated U.S. Federal income tax return of DWS USA Corporation.

The Company's full year results are included in certain combined and unitary state tax returns of the Deutsche Bank New York Branch. In addition, the Company files tax returns in certain states on a standalone basis.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC Topic 740, *Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

judgment that realization is more likely than not. Deferred tax assets are included in the statement of financial condition.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

Under the Company's accounting policy, interest and penalties recognized in accordance with ASC Topic 740 are classified as interest expense.

(l) *Recent Accounting Developments*

Income Taxes (Topic 740): Improvements to Income Tax Disclosures - In December 2023, the FASB issued ASU 2023-09 to enhance the information presented on the income tax disclosure. These amendments require an entity on an annual basis to disclose certain specific differences between its effective tax rate and the statutory rate. The Company adopted this ASU as of January 1, 2025 with no material impact on the financial statements.

(3) Revenue Recognition

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments are required in the application of the five step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of the Company's primary sources of revenue.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

a) *Distribution Fees*

12b-1 distribution fees are fees paid by the mutual fund out of mutual fund assets to cover distribution expenses and shareholder service expenses. 12b-1 distribution fees include fees paid for sales and marketing expenses. Some 12b-1 plans also authorize and include shareholder service fees, which are fees paid to persons to respond to investor inquiries and provide investors with information about their investments. The Company may receive distribution fees paid by the fund upfront, over time, and upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof, for serving as the distributor of mutual funds managed by the Parent. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The upfront commission fee is generally a fixed percentage of the share price. The fixed price is allocated to the performance obligation, which is satisfied at the time shares are sold to investors. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied during the period.

b) *Administrative Services Fees (ASF)*

The ASF fees are for certain mutual funds that have entered into shareholder services agreements with the Company to provide post-sale administrative services to investors. The Company provides administrative services on a daily basis. Such services may include, but not limited to, establishing and maintaining accounts and records, processing purchase and redemption transactions, and answering routine inquiries regarding the fund and its special features. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. The ASF fee is generally calculated as a fixed percentage of the mutual fund's daily net asset value. The ASF fee is recognized as revenue when the constraint is resolved and it is probable that a subsequent change in the estimate of variable consideration will not result in a significant revenue reversal. This will generally occur on a daily basis when net asset values are known and determined.

c) *Commissions*

The Company receives a portion of the upfront commission that investors pay as underwriter commissions on sales of certain mutual fund share classes. Revenue is recognized on the trade date.

The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

d) *Fees for Services Provided to Affiliates*

The Company has related-party transactions with the Bank and affiliated companies as the result of transactions entered into in the ordinary course of business. Such transactions are based on contractual agreements or standard allocations methodologies between the Company and its affiliates.

The Company provides management, marketing, and sales and distribution support to DIMA and other affiliates. The business areas receiving the benefits of these services are charged for their respective costs based upon service agreements among various affiliated entities. The Company also receives administrative fees for the sale of commingled trust and other collective investment vehicles. The administrative fee is equal to the amount of administrative expense for personnel and service expenses that are incurred with the sale of commingled trust, other collective investment vehicles, and real estate investment products. For the year ended December 31, 2025, the gross amount charged by the Company to the affiliates was $73,186,846. Additionally, in accordance with a separate service level agreement between DIMA and the Company, DIMA reimbursed the Company for its compensation and other operating expenses amounting to $34,003,752, during 2025. Accordingly, the total amount of fees for services provided to affiliates by the Company was $107,190,598 for the year ended December 31, 2025.

The following table presents the Company's disaggregated revenue from contracts with customers for the year ended December 31, 2025:

Affiliated revenue from contractual agreements	$	73,186,846
DIMA reimbursement of compensation and other operating expenses		34,003,752
Administrative service fees		18,030,456
Distribution fees		1,401,254
Commissions		235,177
Total revenue	$	126,857,485

(4) Related Party Transactions

DIMA and other bank affiliates provide services to the Company including management, information technology, operations, and back office support, such as finance, compliance, human resources, legal, and risk. Concurrently, the Company provides management, marketing, and sales and distribution support to DIMA and other affiliates (See Note 3d). For the year ended December 31, 2025, the gross amount charged to the Company by affiliates was $19,909,917.

The administrative, service and distribution fees and commissions earned by the Company relate to services provided to DWS mutual funds and are considered affiliates of the Company.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

(a) Related Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2025, as included in the statement of financial condition:

Assets		
Receivable from affiliates	$	14,292,458
Administrative, service and distribution fee receivable		3,405,240
Commission receivable		12,983
	$	17,710,681
Liabilities		
Payable to affiliates	$	4,813,118
Compensation payable		105,153
Income tax payable		1,221,101
	$	6,139,372

(b) rtrRelated Party Revenues and Expenses

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2025, as included in the statement of income:

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

Revenues		
Fees for services provided to affiliates	$	107,190,598
Administrative service and distribution fees		19,431,710
Commissions		235,177
	$	126,857,485
Expenses		
Administrative service and distribution fees	$	998,780
Compensation and benefits		64,825
Services provided by affiliates		19,909,917
Sales expenses		2,828
Professional fees		24,536
Travel and entertainment		64,498
Communications		140,693
Other		2,905,744
	$	24,111,821

(5) Segment Reporting

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including brokerage services, securities underwriting, trading, and financial advisory services. The Company has identified its DWS USA's Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"). The CODM uses the DWS USA's net income (which includes DDI) to evaluate the performance of DWS USA and its subsidiaries and to allocate resources across entities under DWS USA. The Company's operations share similar economic characteristics, including the nature of its services, the type of clients it serves, and the regulatory environment in which it operates. The Company's Board of Directors uses net income to evaluate the results of the business to manage the Company. Additionally, the Company's Chief Financial Officer ("CFO") uses excess net capital (see Note 10 and schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of DWS USA and its subsidiaries as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment revenue and significant expenses for the year ended December 31, 2025 are reported in the statement of income and segment assets can be found in the statement of financial condition. The Company generates significant revenue

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

from related parties which is disclosed in the statement of income and the related party transaction footnote (see Note 3d and 4).

(6) Income Taxes

The provision for income taxes for the year ended December 31, 2025 consisted of the following:

Current:		
Federal	$	1,283,764
State and local		308,376
Total current		1,592,140
Deferred:		
Federal		1,064,905
State and local		290,065
Total deferred		1,354,970
Total federal:		2,348,669
Total state and local:		598,441
Total income tax expense	$	2,947,110

For the year ended December 31, 2025, $2,947,110 of income tax expense was allocated to net income.

The reconciliation between the Company's effective tax rate from continuing operations and the statutory tax rate is as follows:

		Amount	Percent (%)
Computed tax expense	$	2,306,364	21.0 %
State & local tax, net of federal benefit		472,769	4.3 %
Nondeductible meals and entertainment expenses		160,131	1.5 %
Other		7,846	0.1 %
	$	2,947,110	26.9 %

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

State and Local tax expense is primarily related to New York City, New York State, Florida, and California.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2025, were as follows:

Deferred tax assets:		
Deferred compensation	$	2,187,104
State net operating loss carryforward		6,612
Accrued but unpaid foreign related party expense		1,219,169
Other		12,562
Gross deferred tax assets		3,425,447
Valuation allowance		(6,612)
Deferred tax assets, net of valuation allowance		3,418,835
Deferred tax liabilities:		
Pension and post-retirement benefits		(1,061,132)
Gross deferred tax liabilities		(1,061,132)
Net deferred tax asset	$	2,357,703

The Company participates in the tax sharing agreement with DWS USA as a result of the Company being included in the Federal consolidated tax return filed under DWS USA.

The Company also participates in the tax sharing agreement with Deutsche Bank New York Branch Consolidated Group as a result of the Company being included in the New York State and New York City Combined tax returns filed under the Deutsche Bank New York Branch.
Income taxes are computed on a modified separate company basis and the Company reflects the separate return tax liability as a current tax liability on the books and records. U.S. Federal tax liability is paid by the Company to DWS USA on a current basis. In the event the Company generates a tax benefit from Federal tax losses or tax credits, such benefit is reflected as a current tax receivable on the Company's books and the Company is reimbursed for this tax benefit on a current basis by DWS USA.

Since the Company utilizes a modified separate company method for its separate company income tax computation, the taxable income of the DWS USA consolidated tax group of which the Company is a member is considered in evaluating whether deferred tax assets ("DTAs") are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of the Company's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

As of December 31, 2025, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within FASB ASC 740, and accordingly, no additional disclosures are required. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

As of December 31, 2025, the consolidated group of which the Company is a member, is under examination by the New York City for tax years 2018 through 2020, and other states for tax years 2013 through 2022.

The Company primarily files in the following jurisdictions: Federal, New York State and New York City.

Tax refunds receivable from other state tax authorities at December 31, 2025 was $156,004. Tax payable to affiliates at December 31, 2025 was $1,221,101 and tax payable to authorities is $2,138.

(7) Employee Benefit Plans

Retirement Plans

The Company continues to participate, together with other affiliates of Deutsche Bank Americas Holding Corporation (DBAH), in a tax-qualified 401(k) plan. The plan covers substantially all U.S. Employees who have completed six months of service, who are then entitled to matching contributions. The Company recognized approximately $1.4 million in 401(k) expense for this plan, included in compensation and benefits within the statement of income for the year ended December 31, 2025.

Share-Based Compensation Plans

DWS Equity and Stock Appreciation Rights (SAR) Plans

DWS Group made grants of share-based compensation under the DWS Equity Plan. This plan represents a contingent right to receive a cash payment by referencing the value of DWS shares during a specified time period. The DWS SAR Plan represents a contingent right to receive a cash payment equal to any appreciation (or gain) in the value of a set number of notional DWS Group shares over a fixed period of time. This award does not provide any entitlement to receive DWS Group shares, voting rights or associated dividends. The DWS Equity Plan is a phantom share plan representing a contingent right to receive a cash payment by referencing to the value of DWS Group shares during a specified period of time. The award recipient for any share-based compensation plan is not entitled to receive dividends during the vesting period of the award. The share awards granted under the terms and conditions of any share-based compensation plan are forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period or the end of the retention period for upfront awards. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

For the year ended December 31, 2025, the Company recognized approximately $2.4 million for these plans, which is included in compensation and benefits in the accompanying statement of income.

The fair value of the DWS SAR Plan awards has been measured using the generalised Black-Scholes model. The liabilities incurred are re-measured at the end of each reporting period until settlement. The principal inputs being the market value on reporting date, discounted for any dividends foregone over the holding periods of the award, and adjustment for expected and actual levels of vesting which includes estimating the number of eligible employees leaving Deutsche Bank Group and number of employees eligible for early retirement. Given there is no liquid market for implied volatility of DWS shares, the calculation of DWS share price volatility is based on 5-year historical data for DWS and a comparable peer group.

Cash Retention Plan

The Company participates in the DWS Restricted Incentive Plan, a cash retention plan of DWS Group, under which Restrictive Incentive Awards ("RIA") are granted as deferred cash compensation generally vesting over a three to five year period. RIAs are expensed over the vesting period, net of estimated forfeitures. In line with regulatory requirements, this plan is subject to performance conditions and forfeiture provisions. Thus, there is the possibility that parts of the awards will be subject to forfeiture in case such performance conditions are not met.

For the year ended December 31, 2025, the Company recognized approximately $0.7 million in compensation and benefit expense related to these plans in the statement of income.

(8) Legal Contingencies

The Company operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Company is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business.

In accordance with ASC 450, *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitration, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess such matters and believes, based on information available, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

The Company may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability,

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

even when the Company believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement.

(9) Categories of Risks

The Company's risk management policies and related procedures are aligned with those of DWS Group. The policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to each subsidiary, including the Company's internal and external requirements.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, measure, monitor, advise, challenge and control each of the various types of risk involved in its activities is critical to its soundness and profitability.

Credit Risk

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which we refer to collectively as "counterparties") exist. For the Company, credit risk relates primarily to cash and cash equivalent positions that are placed with third party banking and financial institutions and is considered as not material. The counterparties are monitored via market parameters, the usage of independent credit ratings, Environmental, Social, and Governance (ESG) signals, and proprietary credit risk assessments. The related credit risk exposure to these counterparties is aggregated and managed within appropriate limits.

Non-financial Risk

Non-financial risk is comprised of operational risk and reputational risk. Operational risk means the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events, including legal risk. Operational risk excludes business and reputational risk. Reputational risk means the risk of possible damage to our brand and reputation, and the associated risk to earnings, capital, or liquidity, arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate or unethical or inconsistent with our Code of Conduct.

Operational risk is inherent to our business activities. We have embedded internal risk management and control processes and the use of risk management tools and concepts. Our integrated approach along the risk management lifecycle is designed to enable sound risk identification, evaluation, remediation, and monitoring of key operational risks. Any failures related to key operational risks, caused by external or internal influences, could lead to material financial, regulatory, and/or reputational impacts.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

Our business profile is exposed primarily to the following non-financial risks:

- Fiduciary obligations: We face the risk that we do not comply with our fiduciary obligations to put the interests of our clients first. This requires us to balance between various interests of our clients and the economic interests of our firm to avoid undue conflicts, taking into consideration regulatory requirements, principles, contractual agreements, and specific disclosure requirements.

- Information security: We face the risk that our business is not sufficiently protected against information security failures, e.g. targeted cyber security attacks. The financial industry is subject to continuous elevated threat levels of cyber-attacks in the context of geo-political developments and technology advancements including artificial intelligence. Direct or indirect attacks may undermine our ability to act in a fiduciary capacity to serve our clients in a resilient way.

- Regulatory developments: The development of new and evolving regulatory requirements for the asset management industry, for instance on business resilience, ESG requirements, artificial intelligence use and disclosure requirements, IT disclosures or record retention, imposes a challenge for us for timely identification, interpretation and implementation. Non-compliance with laws and regulations may expose us to material non-financial risks.

- Service providers: Third parties support us to deliver our business operations and fiduciary obligations. The use of and dependency on our vendors is key to our business. Inadequate vendor oversight may adversely impact our business resiliency.

The management of operational risks follows the three lines of defense approach with the aim of protecting the Company, our clients, and shareholders against risk of material financial, regulatory, or reputational damages. It seeks to ensure that all our key operational risks are identified and addressed, that responsibilities regarding the management of non-financial risks are clearly assigned and risks are consciously taken and managed in the most appropriate and long-term interest of our franchise, clients and stakeholders. The three lines of defense approach and its underlying standards apply to all levels of the organization.

- First line of defense: As risk owners, businesses are fully accountable for the identification, assessment, and management (against a defined risk appetite) of risks that originate inside or outside their organization.

- Second line of defense functions (e.g. Risk, Legal, Anti-Financial Crime and Compliance etc.) define risk appetite for their area of expertise and specific risk type they control and monitor and report on the risk type's profile against risk appetite.

- Third line of defense is the internal audit function which is accountable for providing independent and objective assurance on the effectiveness of how the business divisions (i.e. first line of

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2025

defense) and the second line of defense control functions interact with respect to risk management.

Liquidity Risk

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs. The objective of the Company's liquidity risk management framework is to ensure that it can always fulfil its payment obligations and can manage liquidity and funding risks within the agreed risk appetite. The framework considers relevant on-balance sheet and off-balance sheet drivers of liquidity risk as well as expected future cash flows. Capital and Liquidity Management is mandated to manage the overall liquidity and funding position of the Company as well as the liquidity risk profile. Risk oversees the application of the liquidity risk framework and adherence to the risk appetite.

(10)   Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2025, the Company's net capital, alternative net capital requirement, and excess net capital were $16,112,250, $250,000, and $15,862,250 respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

(11)   Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through March 25, 2026, the date the financial statements were issued.

DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)
Computation of Net Capital under Rule 15c3-1

December 31, 2025

Computation of net capital:		
Total stockholder's equity	$	37,858,656
Less:		
Nonallowable assets:		
Administrative service and distribution fees receivable		3,405,240
Commissions receivable		12,983
Receivable from affiliates		14,292,458
Other assets		3,494,117
Other deductions		541,608
		21,746,406
Net capital		16,112,250
Alternative net capital requirement		250,000
Excess net capital	$	15,862,250

Note: The above computation does not differ from the amended computation filed by the Company on Form X-17A-5 on March 11, 2026.

See accompanying report of independent registered public accounting firm.

DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)
Computation of Reserve Requirements Pursuant to Rule 15c3-3 and

Information Related to Possession and Control Requirements Pursuant to Rule 15c3-3

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, because the Company limits its business activities to: (i) mutual fund underwriter or sponsor; (ii) wholesaler or distributor of exchange traded funds; (iii) wholesaler of foreign investment company securities to U.S. and non-U.S. broker-dealers; and (iv) wholesaler or distributor of real estate investment trusts (REITs) and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

 See accompanying report of independent registered public accounting firm.

DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)
Exemption Report
December 31, 2025

DWS Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following with respect to its most recent fiscal year:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities to: (i) mutual fund underwriter or sponsor; (ii) wholesaler or distributor of exchange traded funds; (iii) wholesaler of foreign investment company securities to U.S. and non-U.S. broker-dealers; and (iv) wholesaler or distributor of real estate investment trusts (REITs); and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DWS Distributors Inc.

I, Rheeza Ramos, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _Rheeza Ramos_
Financial and Operational Principal

March 25, 2026



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

The Board of Directors
DWS Distributors, Inc.:

We have reviewed management's statements, included in the accompanying DWS Distributors, Inc. Exemption Report (the Exemption Report), in which (1) DWS Distributors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (i) mutual fund underwriter or sponsor; (ii) wholesaler or distributor of exchange traded funds; (iii) wholesaler of foreign investment company securities to U.S. and non-U.S. broker-dealers; and (iv) wholesaler or distributor of real estate investment trusts (REITs); and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

New York, New York
March 25, 2026